Exhibit 99.1

Veolia Environnement Announces Final Results and Pricing for its Debt Tender Offer

Paris, France, December 27, 2012 – Veolia Environnement (the “Company”) today announced the final results and definitive prices for its previously announced modified “Dutch Auction” cash tender offer (the “Offer”) for up to US$200,000,000 principal amount of its 6.00% Senior Notes due 2018 (the “Notes”).

Details of the Final Results and Pricing:

Pursuant to the terms of the Offer, the Offer expired at 11:59 p.m., New York City time, on December 26, 2012 (the “Expiration Date”).  As of the Expiration Date, the Company received tenders for $153,170,000 aggregate principal amount of the Notes.  All such Notes have been accepted for purchase pursuant to the terms of the Offer.  Payment for Notes tendered and accepted for purchase is expected to be made on December 28, 2012.

Based on the terms of the Offer, the Company determined the clearing spread, reference yield, total consideration and tender consideration as follows:

Title of Security	CUSIP Number	Principal Amount Outstanding	Principal Amount Accepted	Clearing Spread	Reference Yield	Total Consideration(1)	Tender Consideration(1)
6.00% Senior Notes due 2018	92334NAB9	$700,000,000	$153,170,000	165 bps	0.626%	$1,189.02	$1,159.02
(1)  Per $1,000 principal amount of Notes accepted for purchase.

In addition, holders whose Notes are accepted for purchase will receive a cash payment representing the accrued and unpaid interest on those Notes from the last interest payment date to, but not including, the payment date for the Notes purchased in the Offer.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation.
 www.veolia.com

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

U.S. investors contact: Terri Anne Powers 1-312-552-2890

Press release also available on our web site: http://www.finance.veolia.com